Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

PT. Freeport Indonesia Plaza 89, 5th Floor Jl. H.R. Rasuna Said Kav. X-7 No. 6 Jakarta 12940 P.O. Box 3148, Jakarta 10001	Corporate Communications Dept.
	Phone Fax.	: :	(62-21) 259.1956, 259.1838 (62-21) 259.1945

PRESS RELEASE

PT FREEPORT INDONESIA ANNOUNCES
THAT PARENT COMPANY, FREEPORT-MCMORAN COPPER & GOLD, WILL ACQUIRE PHELPS DODGE

  Acquisition will create world’s largest publicly traded copper company
  Financially stronger parent company positive for all PT Freeport Indonesia stakeholders

Jakarta, Indonesia, November, 20 2006 – PT Freeport Indonesia announced today that its parent company, Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX), has agreed to acquire Phelps Dodge Corporation (NYSE: PD) for $26 billion in cash and stock, creating the world’s largest publicly traded copper company and the largest North American-based mining company.

The combined company will be a new industry leader with large, long-lived, geographically diverse assets and significant proven and probable reserves of copper, gold and molybdenum. Grasberg’s operations will not be affected by the transaction. Grasberg will continue to be operated by PT Freeport Indonesia in the same way it has been over our long successful history.

The acquisition brings together the world-class Papua-based, FCX-operated Grasberg mine and Phelps Dodge’s 14 mines in operation or under development in North and South America, and Africa. The combined company will represent one of the best and most geographically diversified portfolios of operating, expansion and growth projects in the copper mining industry.

Armando Mahler, President-Director and General Manager of PT Freeport Indonesia, said, “This transaction will positively impact PT-FI’s operations and employees at Grasberg by making us a stronger company. Our business will benefit from the combined company’s industry-recognized operational excellence and technological innovation, specifically in open pit and underground mining and mineral processing, and we will be able to manage our resources more effectively.”

Mr. Mahler continued, “PT Freeport Indonesia has invested billions of dollars in Indonesia over the past three decades and is one of the largest taxpayers and employers in the country. Today’s positive development will make our parent company financially stronger, which is positive for all our stakeholders.”

James R. Moffett, Chairman of the Board of FCX, and Richard C. Adkerson, President and CEO of FCX, said, “Together, FCX and Phelps Dodge will have the size, management depth and financial strength to optimize existing operations and accelerate our growth by aggressively pursuing promising new development projects, exploration and acquisitions.

We are enthusiastic about the addition of Phelps Dodge’s highly regarded mining team which will complement our existing organization, and are delighted to welcome Phelps Dodge’s talented team to the Freeport family.”

The parent company will retain the FCX name and trade on the NYSE. The corporate headquarters of the combined company will be located in Phoenix, Arizona and FCX will maintain its New Orleans, Louisiana office for accounting and support functions for PT Freeport Indonesia.

ABOUT FREEPORT-MCMORAN COPPER & GOLD
Freeport-McMoRan explores for, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia. Additional information on Freeport-McMoRan is available on our web site, www.fcx.com.

ABOUT PHELPS DODGE
Phelps Dodge is one of the world’s leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod. The company employs 15,000 people worldwide.

# # # # # # #

For more information please contact Budiman Moerdijat / Mindo Pangaribuan at Ph. (021) 259.1940 / 259.1984 Fax. (021) 259.1945

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.